                                                     PURSUANT TO RULE 424(B)(3)
                                                            FILE NO. 333-60135

                      SUPPLEMENT TO PROSPECTUS/JOINT PROXY
                    STATEMENT DATED JULY 29, 1998, AS AMENDED


GENE LOGIC INC.                                                  ONCORMED, INC.

                                ----------------



        The Prospectus/Joint Proxy Statement dated July 29, 1998, as amended on August 20, 1998 and September 22, 1998, is hereby supplemented as follows to restate, in its entirety, the "Selling Securityholders" section on pages 72-74 of the Prospectus.



                             SELLING SECURITYHOLDERS

        In connection with the Merger, Gene Logic is hereby registering for resale pursuant to this Prospectus/Joint Proxy Statement certain shares of Gene Logic Common Stock issued to Oncor, and certain shares of Gene Logic Common Stock issuable to the Preferred Holders upon exercise of the Preferred Warrants (collectively, the "Selling Securityholders"). Applying the Exchange Ratio in effect as of the Effective Time, .4673 (the "Final Exchange Ratio"), an aggregate of 77,881 shares of Gene Logic Common Stock are issuable upon exercise of such Preferred Warrants at an exercise price of approximately $18.27 per share. See "The Merger and Related Transactions - Merger Consideration; Conversion of Shares - Treatment of Oncormed Warrants" and "- Related Agreements and Interests of Certain Persons in the Merger - Warrants." The following table sets forth (i) the name and address of the Selling Securityholders, (ii) the number of shares of Gene Logic Common Stock that the Selling Securityholders beneficially owned prior to the offering for resale of any of the shares of Gene Logic Common Stock being registered hereby, (iii) the maximum number of shares of Gene Logic Common Stock that may be offered for resale for the account of the Selling Securityholders pursuant to this Prospectus/Joint Proxy Statement (the "Resale Shares"), and (iv) the number of shares of Gene Logic Common Stock to be held by the Selling Securityholders after the offering of the Resale Shares (assuming all of the Resale Shares are sold by the Selling Securityholders).



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
                                                                     PERCENTAGE OF SHARES OF
                                                       NUMBER OF     GENE LOGIC COMMON STOCK
                                         SHARES OF     SHARES OF      BENEFICIALLY OWNED (2)
                                         GENE LOGIC   GENE LOGIC    -------------------------
                                           COMMON        COMMON        BEFORE        AFTER
                                        STOCK TO BE      STOCK      OFFERING OF   OFFERING OF
                                         RESOLD IN    BENEFICIALLY   THE RESALE    THE RESALE
SELLING SECURITYHOLDERS(1)              THE OFFERING   OWNED (2)       SHARES      SHARES(3)
-------------------------               ------------  ------------  -----------   -----------
Oncor, Inc..........................       934,600       934,600          4.8%         --
  209 Perry Parkway
  Gaithersburg, Maryland 20877

Incyte Pharmaceuticals, Inc.........         7,788       856,224(4)       4.3%          4.2%
  3174 Porter Drive
  Palo Alto, CA 94304

Southbrook International Investments,
  Ltd...............................        29,206       313,977(4)       1.6%          1.4%
  c/o Trippoak Advisors, Inc.
  630 Fifth Avenue, Suite 2000
  New York, New York  10111

Westover Investments, L.P...........        10,222       110,592(4)       *             *
  777 Main Street, Suite 2750
  Forth Worth, Texas  76102

Montrose Investments, LTD...........        18,984       203,709(4)       1.0%          *
  777 Main Street, Suite 2750
  Forth Worth, Texas  76102

Brown Simpson Strategic Growth               2,803        30,256(4)       *             *
  Fund, L.P.........................
  152 West 57th Street, 40th Floor
  New York, New York  10019

Brown Simpson Strategic Growth               8,878        95,815(4)       *             *
  Fund, Ltd.........................
  152 West 57th Street, 40th Floor
  New York, New York  10019

----------

*   Represents beneficial ownership of less than 1%.

(1) This table is based upon information supplied to Gene Logic by Oncormed or the Selling Securityholders.

(2) Number of Shares Beneficially Owned and Percentage of Shares Beneficially Owned are determined as of September 30, 1998 and in accordance with the rules of the Commission based upon (i) 14,794,278 shares of Gene Logic Common Stock issued and outstanding on September 30, 1998, and (ii) the issuance of an aggregate of 4,849,815 shares of Gene Logic Common Stock in the Merger.

(3) Assumes that the Selling Securityholders sell all of the Resale Shares.

(4) Includes for (i) Incyte Pharmaceuticals, Inc., currently exercisable warrants to purchase 7,788 shares of Gene Logic Common Stock at an exercise price of $18.27 per share and 368,573 shares of Gene Logic Common Stock at an exercise price equal to the greater of 110% of the fair market value per share of Gene Logic Common Stock on the trading day prior to the date of exercise and (a) $19.25 per share (if the warrant is exercised after February 25, 1998 but on or prior to February 25, 1999), or (b) $28.88 per share (if the warrant is

                                       2.
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        exercised after February 25, 1999 but on or prior to February 25, 2000, each based on the Final Exchange Ratio of .4673), each based on the Final Exchange Ratio of .4673; (ii) Southbrook International Investments, L.P. currently exercisable warrants to purchases 29,206 shares of Gene Logic Common Stock at an exercise price of $18.27 per share, based on the Final Exchange Ratio of .4673; (iii) Westover Investments L.P., currently exercisable warrants to purchase 10,222 shares of Gene Logic Common Stock at an exercise price of $18.27 per share, based on the Final Exchange Ratio of .4673; (iv) Montrose Investments LTD, currently exercisable warrants to purchase 18,984 shares of Gene Logic Common Stock at an exercise price of $18.27 per share, based on the Final Exchange Ratio of .4673; (v) Brown Simpson Strategic Growth Fund, L.P., currently exercisable warrants to purchase 2,803 shares of Gene Logic Common Stock at an exercise price of $18.27 per share, based on the Final Exchange Ratio of .4673; and (vi) Brown Simpson Strategic Growth Fund, Ltd., 8,878 shares of Gene Logic Common Stock at an exercise price of $18.27 per share, based on the Final Exchange Ratio of .4673. See "The Merger and Related Transactions - Merger Consideration; Conversion of Shares - Treatment of Oncormed Warrants" and "--Related Agreements and Interests of Certain Person in the Merger - Warrants."

        Gene Logic will not receive any proceeds from the sale by the Selling Securityholders of any of the Resale Shares. All proceeds from the sale of such Resale Shares will be for the accounts of the Selling Securityholders.

        Gene Logic has been advised that the Selling Securityholders or pledgees, donees, transferees of or other successors in interest to the Selling Securityholders may sell the Resale Shares from time to time in transactions on the Nasdaq NMS, in privately negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Resale Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Resale Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commission).

        At any time a particular offer of Resale Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Resale Shares offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Resale Shares purchased from the Selling Securityholders, any discounts, commission and other items constituting compensation from the Selling Securityholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

        The Selling Securityholders and any broker-dealers who act in connection with the sale of Resale Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Resale Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

        Any or all of the sales or other transactions involving the Resale Shares described above, whether effected by the Selling Securityholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Resale Shares that qualify for sale pursuant to Rule 145 under the Securities Act may be sold under Rule 145 rather than pursuant to this Prospectus.

                                       3.

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        In order to comply with the securities laws of certain states, if applicable, the Resale Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to Gene Logic's Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of Gene Logic Common Stock (including the Resale Shares) by the Selling Securityholders.

        In the event of a "distribution" of Gene Logic Common Stock, the Selling Securityholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for, purchasing or attempting to induce any person to bid for or purchase any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or maintaining the price of Gene Logic Common Stock in connection with any offer of Gene Logic Common Stock by the Selling Securityholders.

        Gene Logic will make copies of this Prospectus/Joint Proxy Statement available to the Selling Securityholders and has informed the Selling Securityholders of the need for delivery of a copy of this Prospectus/Joint Proxy Statement to each purchaser of the Resale Shares prior to or at the time of any sale of the Resale Shares offered hereby. Gene Logic has agreed with the Selling Securityholders to keep the Registration Statement of which this Prospectus/Joint Proxy Statement is a part effective until the earlier to occur of (i) the time when all of the Resale Shares may be resold pursuant to an exemption from registration under the Securities Act, and (ii) the time at which the Selling Securityholders no longer hold any Resale Shares. Notwithstanding the foregoing, Gene Logic may convert the Form S-4 Registration Statement of which this Prospectus/Joint Proxy Statement is a part to a Registration Statement on another form permitted to be used by Gene Logic for the registration under the Securities Act of the Resale Shares.

        All costs and expenses associated with registering the Resale Shares being offered hereunder with the Commission will be paid by Gene Logic.

        The Selling Securityholders may agree to indemnify certain persons including broker-dealers or others, against certain liabilities in connection with any offering of the Resale Shares including liabilities under the Securities Act.

        Oncor has also entered into a lock-up agreement with Gene Logic with respect to the shares of Gene Logic Common Stock issued to it in the Merger. Under such lock-up agreement, Oncor has agreed that it will not sell or transfer any shares of Gene Logic Common Stock

                                       4.

received by it in the Merger during the Initial Lock-Up Period. During the Second Lock-Up Period, and during each three-month period beginning after the Second Lock-Up Period, Oncor may sell or transfer that number of shares of Gene Logic Common Stock received by it in the Merger equal to the greater of (i) 1% of the then outstanding shares of Gene Logic Common Stock, and (ii) the average weekly reported volume of trading in Gene Logic Common Stock during the four calendar weeks preceding the date of any such sale or transfer. Certain third parties affiliated with Oncor have rights to purchase shares of Oncormed Common Stock currently held by Oncor. Each such third party has agreed that, to the extent that such third party exercises its option to purchase Oncormed Common Stock currently held by Oncor, such third party will be bound by the terms of the lock-up agreement executed by and between Oncor and Gene Logic. Gene Logic may issue stop-transfer instructions in order to enforce the terms of such lock-up agreement. See "The Merger and Related Transactions - Related Agreements and Interests of Certain Persons in the Merger - Lock-Up Agreements."

        The date of this Prospectus/Joint Proxy Statement Supplement is October 20, 1998.

                                       5.